UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 04, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF
ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE
DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements),
AngloGold Ashanti gives notice that the company secretary has dealt in ordinary shares of the Company, after having received clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase
AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-
market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.
The company secretary opted to participate in the CIP in 2017. This being the second anniversary of the date on which the company secretary purchased the shares in 2017, the Company has purchased and allocated matching shares to the company secretary as detailed below:
Name of company secretary Maria Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 28 February 2019
Nature of transaction
On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security Ordinary shares
Number of shares 4,555
Purchase price per share R204.41
Value of transaction (excluding
brokerage and other fees)
R931,087.55
Extent of interest Direct Beneficial
Prior clearance to deal Obtained

Related taxes have been paid by the company secretary by selling a portion of the shares allocated to the company secretary by the Company, as detailed below:

SHARES SOLD TO SETTLE TAX COSTS
Name of company secretary Maria Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 28 February 2019
Nature of transaction On-market sale of shares to fund tax liability in relation to costs

ENDS

1 March 2019
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com
incurred in CIP
Class of security Ordinary shares
Number of shares sold 2,073
Selling price per share R 204.00
Value of transaction (excluding
brokerage and other fees)
R422,892.00
Extent of interest Direct, beneficial
Prior clearance to deal Obtained

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2019
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance